WAL★MART
MEXICO

FILE N°
82-4609


06011987

RECEIVED
2006 MAR 28 P 4:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 27, 2006

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release of the factor for calculating dividend payment in stock.

Sincerely,

PROCESSED
MAR 29 2006
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

3/28

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL★MART
MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE


WALMEX

WAL-MART DE MEXICO REVEALS THE FACTOR FOR CALCULATING DIVIDEND PAYMENT IN STOCK

Mexico City, March 22, 2006

Wal-Mart de Mexico, S.A de C.V. (WALMEX), informs to shareholders and general public the factor for calculating the number of shares that will be given to those shareholders who request their dividend payment in stock. This is in keeping with the agreement that took place during Walmex's Shareholders' Meeting in decreeing that shareholders could opt for dividend payment in cash, Mx$ 0.38 per share, or in stock.

Considering today's closing price for WALMEX Series V shares of **Mx$ 30.42,** those shareholders that want to receive their dividend payment in stock will receive one share in stock for every **80.05** shares they possess.

The following are the relevant dates for said dividend payment:

April 5, 2006: Deadline for shareholders to inform the institutions where they have their shares deposited of their choice for dividend payment, either in cash or in stock. Those shareholders who do not inform of their choice shall receive a cash payment. Those shareholders who physically maintain their shares must communicate their decision to Bancomer, S.A., Fiduciary Division, Avenida Universidad 1200, Colonia Xoco, 03339 Mexico D.F.

April 7, 2006: Dividend payment date, which shall take place at Bancomer, S.A., Fiduciary Division, in whatsoever following directions:

- Av. Universidad 1200, Colonia Xoco, 03339 Mexico D.F.
- Av. Jose Vasconcelos 101 Oriente, planta baja, Col. San Agustin, San Pedro Garza Garcia, Nuevo Leon.
- Av. Vallarta 1440, Sotano, Colonia Americana, 44160 Guadalajara, Jalisco.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 793 units, broken down as follows:

210	Bodegas Aurrera
70	Sam's Clubs
105	Wal-Mart Supercenters
55	Superamas
54	Suburbias
299	Restaurants

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx www.suburbia.com.mx
www.sams.com.mx www.vips.com.mx
www.superama.com.mx www.tarjetawalmart.com.mx

Information About Company:

Corporate Affairs: Raul Argüelles Diaz Gonzalez, raul.arguelles@wal-mart.com, TEL. 53 87 92 41
Investor Relations: Mariana Rodriguez de Garcia, m.rodriguez@wal-mart.com, TEL. 52 83 02 89